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                              October 19, 2022

       Olivier Rabiller
       President and Chief Executive Officer
       Garrett Motion Inc.
       La Piece 16
       Rolle, Switzerland 1180

                                                        Re: Garrett Motion Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 14,
2022
                                                            File No. 001-38636

       Dear Olivier Rabiller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 1. Background and Basis of Presentation, page 76

   1. Please tell us, if true, how you determined you have a single operating and reportable segment. In particular,
clarify why your geographic regions, channels, or product
                                                        categories do not
qualify as separate operating and reportable segments. Ensure you identify for us your
chief operating decision maker ("CODM") and describe the
                                                        information regularly
provided to the CODM and board of directors, including how
                                                        frequently it is
prepared, and the level of information used for budgets and budget-to-
                                                        actual comparisons.
Also tell us the titles and roles of individuals who report to the
                                                        CODM, how often the
CODM meets with his/her direct reports, the financial information the CODM reviews to
prepare for these meetings, and the financial information
                                                        discussed. Refer to ASC
280-10-50-1 through 50-9. As required by ASC 280-10-50-21,
                                                        ensure you disclose in
future filings the factors used to identify your reportable segments,
 Olivier Rabiller
Garrett Motion Inc.
October 19, 2022
Page 2
         including whether operating segments have been aggregated.
Note 2. Plan of Reorganization, page 77

2. We note your disclosure on pages 79 and 81 that you recognized a gain of $502 million during fiscal year 2021 related to the settlement of claims with Honeywell International
         Inc. ("Honeywell"). Considering Honeywell, your former parent, appears to be a related party, tell us why you recorded the gain within income and not as a capital transaction under the guidance in ASC 470-50-20-40-2. Citing authoritative accounting guidance, also tell us how you determined the $577 million value attributable to your Series B preferred stock upon issuance.
Item 9B. Other Information, page 127

3. You disclose that you concluded an error was made in the calculation of earnings per share for the three and six months ended June 30, 2021 and the three and nine months ended September 30, 2021. Considering the previously filed unaudited interim financial statements can no longer be relied upon, please tell us why you did not amend the applicable Forms 10-Q for the error corrections.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 with any questions.



FirstName LastNameOlivier Rabiller                           Sincerely,
Comapany NameGarrett Motion Inc.
                                                             Division of
Corporation Finance
October 19, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName